OFFER TO PURCHASE FOR CASH

                                    ALL UNITS
                       of Limited Partnership Interests in

                   WILDER RICHMAN HISTORIC PROPERTIES II, L.P.
                                       by
                           EVEREST PROPERTIES II, LLC,
                          DIXON MILL INVESTOR, LLC, and
                            MPF PACIFIC GATEWAY, LLC

                           at a Cash Purchase Price of
                                $20,000 per Unit


THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., LOS ANGELES TIME, ON TUESDAY, DECEMBER 20, 2005, UNLESS THE OFFER IS EXTENDED.


     Everest Properties II, LLC, a California limited liability company ("Everest"), Dixon Mill Investor, LLC, a New Jersey limited liability company ("Dixon"), and MPF Pacific Gateway, LLC, a California limited liability company ("MPF") (Everest, Dixon and MPF are referred to herein as the "Purchasers"), are offering to purchase ALL Units of Wilder Richman Historic Properties II, L.P. (the "Partnership") not already held by Purchasers and their affiliates, at a cash purchase price of $20,000 per Unit, without interest, less the amount of the Distributions (as defined below) per Unit, if any, made to the Unit Holders by the Partnership after the date of this Offer. Transfer fees, if any, will be paid by the Purchasers and will not be deducted from your proceeds. The Offer (as defined below) is subject to certain terms and conditions set forth in this Offer to Purchase, as it may be supplemented from time to time (the "Offer to Purchase") and in the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which together with the Offer to Purchase, constitutes the "Offer"). This Offer is not subject to brokerage commissions and is not conditioned upon financing. To the knowledge of the Purchasers, a Unit Holder will not incur any fees, such as selling broker commissions or depositary fees, to sell Units in response to this Offer; unless such Unit Holder holds Units in a manner that involves fees particular to such Unit Holder.

     The enclosed Letter of Transmittal may be used to tender Units for the Offer. Please read all Offer materials completely before completing and returning the Letter of Transmittal (yellow form).
                               ------------------

                 For More Information or for Further Assistance,
                       Please Call or Contact Everest at:

                           Everest Properties II, LLC
                           199 South Los Robles Avenue
                                    Suite 200
                           Pasadena, California 91101
                                 (626) 585-5920
                           (800) 611-4613 (toll free)

November 14, 2005

                                TABLE OF CONTENTS
                                                                           Page

INTRODUCTION..................................................................1

SUMMARY OF THE OFFER..........................................................1

DETAILS OF THE OFFER..........................................................2
       1.   Terms of the Offer; Expiration Date; Proration....................2
       2.   Acceptance for Payment and Payment of Purchase Price..............3
       3.   Procedure to Accept the Offer.....................................4
       4.   Determination of Validity; Rejection of Units; Waiver of Defects;
            No Obligation to Give Notice of Defects...........................4
       5.   Withdrawal Rights.................................................5
       6.   Extension of Tender Period; Amendment.............................5
       7.   Conditions of the Offer...........................................6
       8.   Backup Federal Income Tax Withholding.............................7
       9.   FIRPTA Withholding................................................7
       10.Everest as Agent....................................................7

CERTAIN INFORMATION CONCERNING THE PARTNERSHIP................................8
       General................................................................8
       Outstanding Units......................................................8
       Trading History of the Units...........................................8
       Selected Financial and Property Related Data...........................8

DETERMINATION OF OFFER PRICE..................................................9

CERTAIN INFORMATION CONCERNING THE PURCHASERS.................................10
       The Purchasers.........................................................10
       General................................................................10
       Prior Acquisitions of Units and Prior Contacts.........................11
       Source of Funds........................................................12

FUTURE PLANS OF THE PURCHASERS................................................13

EFFECTS OF THE OFFER..........................................................13
       Future Benefits of Unit Ownership......................................13
       Limitations on Resales.................................................13
       Influence Over Future Voting Decisions.................................14

FEDERAL INCOME TAX MATTERS....................................................14

CERTAIN LEGAL MATTERS.........................................................16
       General................................................................16
       State Takeover Statutes................................................16
       Fees and Expenses......................................................17
       Miscellaneous..........................................................17

SCHEDULE I - Executive Officers of Everest Properties II, LLC
SCHEDULE II - Members and Executive Officers of Dixon Mill Investor, LLC
SCHEDULE III - Directors and Executive Officers of Mackenzie Patterson
               Fuller, Inc.
APPENDIX A - Partnership Information

                                  INTRODUCTION

     The Purchasers hereby offer to purchase ALL Units of limited partnership interests in the Partnership not already held by Purchasers and their affiliates, at a cash purchase price of $20,000 per Unit, without interest, less the amount of Distributions (defined below) per Unit, if any, made to Unit Holders by the Partnership after the date of this Offer. No transfer fees will be deducted - the Purchasers will pay any such fees. To the knowledge of the Purchasers, a Unit Holder will not incur any other fees, such as selling broker commissions or depositary fees, to sell Units in response to this Offer; unless such Unit Holder holds Units in a manner that involves fees particular to such Unit Holder.

                              SUMMARY OF THE OFFER

     The purpose of the Offer is for the Purchasers to acquire a controlling equity interest in the Partnership for investment purposes.

     In considering the Offer, Unit Holders are urged to consider the following:

     o The price offered for the Units is $20,000 in CASH, less any Distributions made after the date of this Offer. See "Details of the Offer - Acceptance for Payment and Payment of Purchase Price."

     o The Offer is $6,000 (43%) more than the highest prior third-party offer for Units of which Purchasers are aware, made May 23, 2005 by an affiliate of Everest, based on the offers that Purchasers or their affiliates have received as existing limited partners in the Partnership and a review of public SEC filings.

     o The Offer is $9,200 (85%) more than the highest distribution that Unit Holders would have received from a sale of the Partnership's properties at the highest price offered for the properties earlier this year. The General Partner received in 2005 offers to purchase the Partnership's properties from the same bidders that made identical offers in June 2003. The General Partner estimated that, depending on the outcome of due diligence by prospective purchasers, a sale of the properties pursuant to one of such offers would result in a distribution of from $9,600 to $10,800 per Unit. See "Certain Information Concerning the Partnership-Selected Financial and Property Related Data."

     o The Offer is approximately equal to the distribution that Unit Holders would receive from a sale of the properties for $41,700,000, which is about $8,700,000 more than the highest previous offer for the properties. See "Certain Information Concerning the Partnership-Selected Financial and Property Related Data."

     o The Units are illiquid - no trades of Partnership interests have been reported over the last 12 months, according to Direct Investment Spectrum, an independent industry publication. The Offer allows Unit Holders to dispose of their Units without incurring the sales commissions (typically up to 8% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries. See "Certain Information Concerning the Partnership - Trading History of the Units."

     o The Operating General Partner has agreed to list the Partnership's properties for sale, and if an acceptable price is offered, intends to seek Partnership approval to sell the properties. No list price has been determined for the properties, there is no assurance that an acceptable price will be offered, and the Purchasers do not know if or when a sale of the properties will occur or what price may be obtained.

     o The Partnership will not be required to terminate before 2037, unless a majority of the limited partners approve an earlier dissolution or an event occurs that would require a dissolution, according to the Partnership's limited partnership agreement.

     o None of the Purchasers is affiliated with the Partnership or its general partners. Members of Dixon and the shareholders of Dixon Venture Corp., the operating general partner of the Partnership (the "Operating General Partner"), are the same. Dixon owns Units of the Partnership but is otherwise not affiliated with the Partnership or the General Partner. The Partnership's general partner, Wilder Richman Historic Corporation (the "General Partner"), may be expected to communicate its position on the Offer in the next two weeks.

     o The Purchasers are making the Offer with a view to making a profit for themselves. Accordingly, the desire of the Purchasers to purchase Units at a low price conflicts with the desire of the Unit Holders to sell their Units at a high price.

     o The Offer is an immediate opportunity for Unit Holders to liquidate their investment in the Partnership, but Unit Holders who tender their Units will be giving up the opportunity to participate in any potential future benefits from ownership of Units, including distributions resulting from any future sale of the Partnership's properties. Unit Holders may have a more immediate need to use the cash now tied up in the Units, and may consider the Offer more certain to achieve a prompt liquidation of their investment in the Units. See "Details of the Offer - Acceptance for Payment and Payment of Purchase Price."

     o Unit Holders who sell all of their Units will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after 2005.

     Each Unit Holder must make his own decision, based on the Unit Holder's particular circumstances, whether to tender Units. Unit Holders should consult with their respective advisors about the financial, tax, legal and other implications of accepting the Offer.

     The above statements are intended only as a brief overview of the principal terms and considerations regarding the Offer. The entire Offer to Purchase, which follows, provides substantially greater detail about the Offer, and all of the statements above are qualified by the entire Offer to Purchase. You should read it completely and carefully before deciding whether or not to tender your Units. The Offer is subject to certain terms and conditions set forth in this Offer to Purchase, and in the related Agreement of Transfer and Letter of Transmittal, that are not summarized above.

                              DETAILS OF THE OFFER

     1. Terms of the Offer; Expiration Date; Proration. On the terms and subject to the conditions of the Offer, the Purchasers will accept and purchase, in accordance with the procedures set forth in this Offer to Purchase, ALL validly tendered, and not withdrawn, Units not already held by Purchasers and their affiliates ("Properly Tendered"). For purposes of the Offer, the term "Expiration Date" means 5:00 p.m., Los Angeles time, on Tuesday, December 20, 2005, unless the Purchasers extend the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date to which the Offer is extended by the Purchasers.

     If, prior to the Expiration Date, the Purchasers increase the price offered to the Unit Holders pursuant to the Offer, the increased price will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.

     If transfers of Units are limited by the Partnership Agreement to a number of Units (the "Transfer Limit"), and the number of Units that are Properly Tendered exceeds the Transfer Limit, the Purchasers will, upon the terms and subject to the other conditions of the Offer, accept for payment and pay for Units equal to the Transfer Limit, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. Subject to its obligation to pay for Units promptly after the Expiration Date, the Purchasers intend to pay for any Units accepted for payment pursuant to the Offer after determining the final proration or other adjustments. The Purchasers do not believe it would take any longer than five business days to determine the effects of any proration required. If the number of Units that are Properly Tendered is less than or equal to the Transfer Limit, if any, the Purchasers will purchase all Units that are Properly Tendered, upon the terms and subject to the other conditions of the Offer. See "Effects of the Offer - Limitations on Resales."

     If prior to the Expiration Date any or all of the conditions of the Offer have not been satisfied, or waived by the Purchasers, the Purchasers reserve the right to: (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units, (ii) waive the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all Units that are Properly Tendered, (iii) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain previously tendered Units for the period or periods for which the Offer is extended, and (iv) amend the Offer.

     2. Acceptance for Payment and Payment of Purchase Price. On the terms and subject to the conditions of the Offer, the Purchasers will purchase and will pay for ALL Properly Tendered Units, promptly following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Purchasers of: (i) a properly completed and duly executed and acknowledged Letter of Transmittal, (ii) any other documents required in accordance with the Letter of Transmittal, and (iii) written confirmation from the Partnership of the transfer of the Units to the Purchasers.

     Any Distributions made or declared on or after the date of this Offer would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit Holders to the Purchasers and deducted from your proceeds. No transfer fees will be deducted. UNDER NO CIRCUMSTANCE WILL INTEREST ON THE PURCHASE PRICE BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Units are not purchased for any reason (other than proration adjustments), the Purchasers may destroy the original Letter of Transmittal with respect to the Units. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Units tendered, then, without prejudice to the Purchasers' rights under Section 4 herein, the Purchasers may, nevertheless, retain documents concerning tendered Units, and those Units may not be withdrawn except to the extent that the tendering Unit Holders are otherwise entitled to withdrawal rights as described in Section 5 herein, subject, however, to the Purchasers' obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay Unit Holders the purchase price in respect of Units tendered or return documents, if any, representing those Units promptly after termination or withdrawal of the Offer.

     The Purchasers have agreed to purchase the Units tendered in this Offer as follows, subject to rounding for convenience: Everest will purchase 46% of the Units purchased; Dixon will purchase 46% of the Units purchased; and MPF will purchase 8% of the Units purchased. The Purchasers shall be jointly and severally liable to Unit Holders whose Units are accepted for payment.

     3. Procedure to Accept the Offer. For the tender of any Units to be valid, the Purchasers must receive, at the address listed on the back page of this Offer to Purchase on or prior to the Expiration Date, a properly completed and duly executed Letter of Transmittal and all documents required by the Instructions.

     The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit Holder, and delivery will be deemed made only when actually received by the Purchasers. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

     By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably appoints each Purchaser and its officers and any other designee of each Purchaser, and each of them, the attorneys-in-fact and proxies of the Unit Holder, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Unit Holder's rights with respect to the Units tendered by the Unit Holder and accepted for payment by the Purchaser (and with respect to any and all distributions, other Units, rights or other securities issued or issuable in respect thereof (collectively, "Distributions")), including without limitation the right to direct any IRA custodian, trustee or other record owner to execute and deliver the Letter of Transmittal, the right to accomplish a withdrawal of any previous tender of the Unit Holder's Units and the right to complete the transfer contemplated thereby. All such proxies will be considered coupled with an interest in the tendered Units, are irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of the Units by the Purchasers in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney and proxies given by the Unit Holder with respect to the Units and Distributions will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given (and, if given, will be without force or effect). The officers and designees of the Purchasers will, with respect to the Units for which the appointment is effective, be empowered to exercise all voting and other rights of the Unit Holder as they in their discretion may deem proper at any meeting of the Partnership or any adjournment or postponement thereof.

     By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably assigns to each Purchaser and its assigns all of the right, title and interest of the Unit Holder in and to any and all Distributions made by the Partnership, effective upon and after the date of acceptance with respect to Units accepted for payment and purchased by the Purchasers.

     4. Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions about the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by Everest on behalf of the Purchasers, which determination will be final and binding. Everest, on behalf of the Purchasers, reserves the right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of Everest's counsel, be unlawful. Everest, on behalf of the Purchasers, also reserves the right to waive or amend any of the conditions of the Offer that it is legally permitted to waive and to waive any defect in any tender with respect to any particular Units. Everest's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final and binding. No tender of Units will be deemed to have been validly made until all defects have been cured or waived. No Purchaser nor any other person will be under any duty to give notification of any defects in the tender of any Units or will incur any liability for failure to give any such notification.

     A tender of Units pursuant to the procedure described above and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unit Holder and the Purchasers on the terms set forth in the

Offer. The Purchasers shall be jointly and severally liable for the performance of agreements with Unit Holders.

     For purposes of the Offer, the Purchasers will be deemed to have accepted for payment pursuant to this Offer, and thereby purchased, Properly Tendered Units if, as and when any Purchaser gives written notice to the Partnership or its Transfer Agent of the Purchaser's acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made and transmitted directly to Unit Holders whose Units have been accepted for payment.

     5. Withdrawal Rights. Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by Everest, on behalf of the Purchasers, pursuant to the Offer, may also be withdrawn at any time after January 13, 2006. If purchase of, or payment for, Units is delayed for any reason, including extension by the Purchasers of the Expiration Date, or if the Purchasers are unable to purchase or pay for Units for any reason (for example, because of proration adjustments) then, without prejudice to the Purchasers' rights under the Offer, tendered Units may be retained by the Purchasers and may not be withdrawn, except to the extent that tendering Unit Holders are otherwise entitled to withdrawal rights as set forth in this Section 5; subject, however, to the Purchasers' obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit Holders the purchase price in respect of Units tendered promptly after termination or withdrawal of the Offer.

     For withdrawal to be effective, a written notice of withdrawal must be timely received by Everest at its address listed on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 herein at any time prior to the Expiration Date.

     All questions about the validity and form (including time of receipt) of notices of withdrawal will be determined by Everest on behalf of the Purchasers, which determination shall be final and binding. No Purchaser nor any other person will be under any duty to give notice of any defects in any notice of withdrawal or incur any liability for failure to give any such notice.

     6. Extension of Tender Period; Amendment. The Purchasers expressly reserve the right at any time:

     o to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units;

     o to delay for a reasonable period the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, if the Purchasers reasonably anticipate the prompt receipt of any authorization, consent, order of, or filing with, or the expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer;

     o to amend the Offer in any respect (including, without limitation, by increasing or decreasing the price, increasing or decreasing the number of Units being sought, or both).

Notice of any such extension or amendment will promptly be disseminated to Unit Holders in a manner reasonably designed to inform Unit Holders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. If the Purchasers make a material change in the terms of the Offer or waive a condition that constitutes a material change in the terms of the Offer, the Purchasers will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. If a Distribution occurs before the Expiration Date and the Purchasers reduce their Offer price as a result, the Purchasers will provide notice thereof to Unit Holders and extend the Expiration Date in accordance with Rule 14e-1(b) under the Exchange Act.

     7. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchasers will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer), to pay for any Units tendered, may delay the acceptance for payment of the Units tendered, or may withdraw the Offer if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

     (a) a preliminary or permanent injunction or other order of any federal or state court, government, administrative agency or other governmental authority shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchasers; (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of both legal and beneficial ownership of the Units; (iii) requires divestiture by any Purchaser of any Units; (iv) materially adversely affects the business, properties, assets, liabilities, financial condition, operations, or results of operations of any Purchaser, or the Partnership; or (v) seeks to impose any material condition to the Offer unacceptable to any Purchaser;

     (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government, administrative agency or other governmental authority which, directly or indirectly, results in any of the consequences referred to in paragraph (a) above;

     (c) there shall be any authorization, consent, order of, or filing with, or expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer and requested by Purchasers, that shall not have occurred or been filed or obtained, including a resolution to the satisfaction of any such authority of any comments or inquiries made concerning the Offer;

     (d) any event shall have occurred or been disclosed, or shall have been threatened, regarding the business, properties, assets, liabilities, financial condition, operations, or results of operations of the Partnership, which event is materially adverse, or which threatened event, if fulfilled, would be materially adverse, to the Partnership or its business or properties, or there shall be any material lien not disclosed in the Partnership's financial statements, or the Purchasers shall have become aware of any previously undisclosed fact that has or with the passage of time would have a material adverse effect on the value of the Units or the Partnership's properties;

     (e) the General Partner or the Partnership shall have stated or otherwise indicated that it intends to refuse to take any action that the Purchasers deem necessary, in the Purchasers' reasonable judgment, for the Purchasers to be the registered owner of the Units tendered and accepted for payment hereunder, with full voting rights, simultaneously with the consummation of the Offer or as soon thereafter as is permitted under the Partnership Agreement, in accordance with the Partnership Agreement and applicable law, or the Purchasers are unable to confirm to their reasonable satisfaction that the General Partner or Partnership will not refuse to take any such action;

     (f) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of any Purchaser, adversely affecting the Purchaser, the Partnership or its properties or the value of the Units;

     (g) the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) declared or paid any Distribution, other than in cash, on any of the Units, or (iv) the Partnership or the General Partner shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business, other than listing the Partnership's properties for sale; or,

     (h) the General Partner shall have modified, or taken any step or steps to modify, in any way, the procedures or regulations applicable to the registration of Units or transfers of Units on the books and records of the Partnership or the admission of transferees of Units as registered owners and as Unit Holders.

     The foregoing conditions are for the sole benefit of the Purchasers and may be (but need not be) asserted by the Purchasers regardless of the circumstances giving rise to such conditions or may be waived by the Purchasers in whole or in part at any time prior to the Expiration Date, subject to the requirement to disseminate to Unit Holders, in a manner reasonably designed to inform them of, any material change in the information previously provided. Any determination by either Everest or Dixon, in its reasonable judgment, concerning the events described above will be final and binding upon all parties.

     8. Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding with respect to payment of the purchase price, a tendering Unit Holder must provide the Purchasers with the Unit Holder's correct taxpayer identification number in the space provided in the Letter of Transmittal.

     9. FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to ten percent of the amount of the purchase price plus Partnership liabilities allocable to each Unit purchased, the Letter of Transmittal includes FIRPTA representations certifying the Unit Holder's taxpayer identification number and address and that the Unit Holder is not a foreign person.

     10. Everest as Agent. For the purpose of performing the obligations, exercising the rights and making any determinations required of the Purchasers, Everest shall act on behalf of the Purchasers and no signature or other approval from the other Purchasers shall be required.

                 CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

     The Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial results and other matters. However, the Partnership has not complied with its periodic reporting requirements since filing its quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2004. The last annual report on Form 10-K filed by the Partnership was for the fiscal year ended February 29, 2004. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or electronically at http://www.sec.gov. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

     General. Attached as Part I of Appendix A to this Offer to Purchase are excerpts from the last Annual Report on Form 10-K filed by the Partnership with the Commission (the "Form 10-K"), which excerpts describe the business and operations of the Partnership.

     Outstanding Units. According to the Form 10-K, there were 800 Units issued and outstanding, held by approximately 660 Unit Holders, as of February 29, 2004.

     Trading History of the Units. There is no established trading market for the Units other than limited and sporadic trading through matching services or privately negotiated sales. At present, privately negotiated sales and sales through intermediaries (such as through the American Partnership Board) are the only means available to a Unit Holder to liquidate an investment in Units (other than this Offer or other occasional offers by other partnership investors, if any) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system.

     According to Direct Investment Spectrum, an independent third party publication, there have been no trades of the Partnership's limited partnership interests for at least a year. Sales may be conducted which are not reported in the Direct Investment Spectrum and the prices of sales through other channels may differ from those reported by the Direct Investment Spectrum. The Purchasers do not know whether the information provided by the Direct Investment Spectrum is accurate or complete.

     Except for the purchases described below in "Certain Information Concerning the Purchasers - Prior Acquisitions of Units and Prior Contacts" the Purchasers are not aware of any trades of units that were not reported in the Direct Investment Spectrum.

         Selected Financial and Property Related Data. Attached as Part II of Appendix A is a summary of certain financial and statistical information with respect to the Partnership and its properties, all of which has been taken from the Form 10-K and the Quarterly Report on Form 10-Q for the period ended November 30, 2004 (the "Form 10-Q"). More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission. Part II of Appendix A is qualified in its entirety by reference to such publicly filed reports and documents, including, without limitation, all the financial information and related notes contained therein. Unit Holders should also refer to any other Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed with the Commission after the Form 10-K or after the date of this Offer for more recent information relating to the business and operations of the Partnership.

     On July 1, 2003, the General Partner filed a definitive consent solicitation statement with the Commission (the "General Partner's Consent
Solicitation")   asking   limited   partners  to  authorize   the  sale  of  the

Partnership's properties for any amount that would result in a distribution of cash to the limited partners of at least $9,000 per Unit. The following is a summary of information in the General Partner's Consent Solicitation. The Partnership hired a broker to approach privately about 30 potentially interested parties to solicit offers to purchase the Partnership properties. This resulted in two non-binding offers, which were subject to due diligence, for $32.9 million and $33 million. Because of the age of the properties' historic shell and the recent deterioration of the local rental market, the Operating General Partner believed that it was likely that the offers would be reduced after due diligence investigations. In addition, because the rental market in Jersey City, New Jersey had declined since the solicitations were made, the broker had advised that a contingency should be made to allow for a likely reduction of the offering prices, and suggested allowing for a reduction of approximately $1 million. The General Partner estimated that a sale of the property for $33 million, after payment of all debt and brokerage fees, and including distribution of the Partnership's cash on hand, would result in net proceeds to the Unit holders of approximately $11,300 per Unit. If the offer were to be reduced following due diligence to $32 million, the General Partner estimated such distribution would be approximately $9,200 per Unit. The Partnership had announced that a cash distribution in the amount of approximately $1,325 per Unit was anticipated to be paid in 2003. The funds for such distribution were included in the above estimates. Accordingly, if such distribution were paid prior to a sale of the Partnership's properties, the sales proceeds estimated above would be reduced by such amount. The General Partner's Consent
Solicitation was unsuccessful in that Unit holders holding only 48% of the outstanding Units voted in favor of the proposal.

     The General Partner recently remarketed the Partnership's properties and received two offers. The new offers were made by the previous bidders for the properties, and their bids were identical to their previous offers. According to the real estate agent, although the net operating income was reduced since the prior marketing, the offering prices remained at the same level because of a substantial decline in the mortgage interest rate in the last two years, thereby offsetting the effect of the decline in net operating income. It is estimated that the amount that would be available for distribution to the Unit Holders from a sale at the offering prices, updated to reflect recent balance sheet information, to be approximately $9,600 to $10,800 per Unit.

     The Operating General Partner has agreed to list the Partnership's properties for sale, and if an acceptable price is offered, intends to seek Partnership approval to sell the properties. No list price has been determined for the properties, there is no assurance that an acceptable price will be offered, and the Purchasers do not know if or when a sale of the properties will occur or what price may be obtained.

                          DETERMINATION OF OFFER PRICE

     In establishing the Offer price, the Purchasers reviewed certain publicly available information including among other things: (i) the Partnership's limited partnership agreement (the "Partnership Agreement"), (ii) the limited partnership agreements of the operating limited partnerships in which the Partnership is the limited partner, (iii) Annual Reports on Form 10-K, (iv) Quarterly Reports on Form 10-Q, and (v) other reports filed with the Commission. The Purchasers determined the Offer price pursuant to their own analysis. The Purchasers did not obtain current independent valuations or appraisals of the assets.

     Purchasers are making a speculative offer based on the unique circumstances of the Partnership. Purchasers set their offer price by reviewing the prior offers of which Purchasers are aware, and selecting a price that Purchasers believe is sufficiently higher than such prior offers to motivate Unit Holders to sell their Units.

     The Purchasers developed an estimated current liquidation value for the Partnership's Units based on an estimate of the potential price from the sale of the property to a condominium converter, made by the real estate broker retained by the Operating General Partner to market the properties, which estimate was $96.5 Million, plus the other assets and liabilities of the Partnership and assumed expenses of selling the properties of $1.3 Million. The Purchasers reviewed the Partnership Agreement provisions regarding the allocation of distributions and the Partnership's available financial statements in order to determine how net liquidation proceeds from a current sale of the Partnership's properties would be distributed. Based on the information described above, the Purchasers estimated the net proceeds to Unit Holders from a current liquidation of the Partnership, if the properties were sold for $96.5 Million, would be approximately $54,500 per Unit. The Purchasers also considered that a condominium converter may not offer to purchase the property, that the only offers received for the Partnerships properties, including those received earlier in 2005, were no more than $33 Million for the property, and that the General Partner estimated that a sale of the properties at such price would result in a maximum liquidating distribution of $10,800 per Unit. No assurances can be provided that the Purchasers' estimates are correct, and the actual amount of net proceeds that would be received from a current liquidation of the Partnership's assets may differ substantially from the estimates described above.

                  CERTAIN INFORMATION CONCERNING THE PURCHASERS

     The Purchasers. Everest is a California limited liability company that was formed in 1996. The principal office of Everest is 199 South Los Robles Ave, Suite 200, Pasadena, CA 91101. Everest's manager is Everest Properties, LLC, a California limited liability company, which has no employees of its own. Both Everest and its manager have the same executive officers. For certain information concerning the executive officers of Everest and its manager, see
Schedule I to this Offer to Purchase. Everest and its affiliates invest in limited partnerships such as the Partnership, and in other forms of real estate oriented investments, and conduct activities incident thereto.

     Dixon is a New Jersey limited liability company that was formed on February 5, 2004. The principal office of Dixon is 350 Veterans Boulevard, Rutherford, New Jersey 07070 and its telephone number is (201) 804-8700. For certain information concerning the members and executive officers of Dixon, see Schedule II to this Offer to Purchase. Dixon and its affiliates invest in and manage real estate and conduct activities incident thereto.

     MPF is a California limited liability company that was formed in 2004. The principal office of MPF is 1640 School Street, Suite 100, Moraga, CA 94556. MPF has no employees or officers of its own. MPF's manager is MacKenzie Patterson Fuller, Inc., a California corporation. For certain information concerning the executive officers of MPF's manager, see Schedule III to this Offer to Purchase. MPF and its affiliates invest in limited partnerships such as the Partnership, and in other forms of real estate oriented investments, and conduct activities incident thereto.

     General. Except as set forth elsewhere in this Offer to Purchase: (i) the Purchasers do not beneficially own or have a right to acquire, and, to the best knowledge of the Purchasers, no associate or majority-owned subsidiary of Purchasers or the persons listed in Schedules I, II and III hereto, beneficially owns or has a right to acquire any Units or any other equity securities of the

Partnership; (ii) the Purchasers have not, and to the best knowledge of the Purchasers, none of the persons and entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has, effected any transaction in the Units or any other equity securities of the Partnership during the past 60 days other than as stated in this Offer to Purchase; (iii) the Purchasers do not have and, to the best knowledge of the Purchasers, none of the persons listed in Schedules I, II and III hereto has, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, the transfer or voting thereof, joint ventures, loan arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, other than as stated in this Offer to Purchase; (iv) since February 28, 2003, there have been no transactions which would require reporting under the rules and regulations of the Commission between the Partnership or any of its affiliates and the Purchasers or any of their subsidiaries or, to the best knowledge of the Purchasers, any of their executive officers, directors or affiliates; and (v) since February 28, 2003, except as otherwise  stated  in this  Offer to  Purchase,  there  have  been no  contacts, negotiations or transactions between the Purchasers, or any of their subsidiaries or, to the best knowledge of the Purchasers, any of the persons listed in Schedules I, II and III hereto, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets of the Partnership.

     Prior Acquisitions of Units and Prior Contacts. Everest owns no Units of the Partnership. Everest Investors 14, LLC, an affiliate of Everest, owns 97 Units (12%). Millenium Management, LLC, an affiliate of Everest, owns 86 Units (11%). Everest Management, LLC, an affiliate of Everest, owns 32 Units (4%). Dixon owns 147 Units (18%) of the Partnership. MPF owns no Units of the Partnership. MPF Flagship Fund 9, LLC, an affiliate of MPF, owns 8 Units (1%). MacKenzie Patterson Special Fund 6-A, LLC, an affiliate of MPF, owns 5 Units (0.6%). MacKenzie Patterson Special Fund 6, LLC, an affiliate of MPF, owns 16.5 Units (2%). Of the foregoing, 6.2 Units were acquired by Millenium Management, LLC within the last 60 days, for $14,000 per Unit.

     In the aggregate, the foregoing entities currently own 391.5 Units (49%) of the Partnership.

     On June 3, 2003, Millenium Management, LLC ("Millenium"), an affiliate of Everest, commenced a tender offer for up to 80 Units at a price of $9,200 per Unit (equivalent to $7,875 per Unit, taking into account the August 2003 distribution of approximately $1,325 per Unit).

     In January 2004, MacKenzie Patterson Fuller, Inc., the manager of MPF, commenced a tender offer for up to 32 Units, or approximately 4% of the outstanding Units, at a price of $11,500 per Unit.

     On January 22, 2004, Everest Investors 14, LLC, an affiliate of Everest, commenced a tender offer for 317 Units, or approximately 40% of the outstanding Units, at a price of $13,000 per Unit. Everest Investors 14, LLC subsequently increased its offer to $13,300 per Unit. The General Partner made no recommendation as to whether Unit holders should tender their Units in response to the offer.

         On February 26, 2004, Dixon commenced a tender offer for up to 334 Units, or approximately 42% of the outstanding Units, at a price of $13,500 per Unit. The General Partner made no recommendation as to whether Unit holders should tender their Units in response to the offer.

     In August 2004, MacKenzie Patterson Fuller, Inc., the manager of MPF, commenced another tender offer for up to 19.5 Units, or approximately 2.4% of the outstanding Units, at a price of $12,500 per Unit.

     On December 1, 2004, Dixon commenced a tender offer for up to 150 Units, or approximately 19% of the outstanding Units, at a price of $13,000 per Unit. The General Partner made no recommendation as to whether Unit holders should tender their Units in response to the offer.

     On May 23, 2005, Millenium Management, LLC, an affiliate of Everest, commenced a tender offer for 16 Units, or 2% of the outstanding Units, at a price of $14,000 per Unit. The General Partner made no recommendation as to whether Unit holders should tender their Units in response to the offer.

     The General Partner and the Operating General Partner have had multiple informal discussions in which the Operating General Partner, an affiliate of Dixon, during the course of performing its duties as the operating general partner, expressed an interest in purchasing the Units if the General Partner's Consent Solicitation were unsuccessful. The Operating General Partner also indicated to the General Partner that it might exercise its right to purchase the Partnership's interests in the operating partnerships if the General Partner's Consent Solicitation were successful. Since the General Partner's Consent Solicitation terminated unsuccessfully, the Operating General Partner has repeatedly expressed its interest in purchasing the Units; however, no negotiations have occurred and no agreement has been made in that regard.

     The Operating General Partner has also advised the General Partner that the Partnership's properties are being listed for sale, and if an acceptable price is offered, that the Operating General Partner intends to seek Partnership approval to sell the properties.

     Except as otherwise set forth in this Offer document, none of the Purchasers nor any of their affiliates are party to any past, present or proposed material contracts, arrangements, understandings, relationships, or negotiations with the Partnership or with the General Partner concerning the Partnership.

     Source of Funds. Based on the Offer price of $20,000 per Unit, and the fact that the Purchasers and their affiliates already own 391.5 of the 800 outstanding Units, the Purchasers estimate that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $8,250,000.

     Everest   expects  to  obtain  these  funds  from  current  cash  and  cash equivalents and existing, available lines of credit.

     Dixon expects to obtain these funds by means of equity capital contributions from its members at the time the Units tendered pursuant to the Offer are accepted for payment. Such members will fund their capital contributions through existing cash and other financial assets which in the aggregate are sufficient to provide the funds required in connection with the Offer without any borrowings. Such members have irrevocably agreed and are obligated to make such capital contributions available to Dixon on demand.

     MPF expects to obtain these funds by means of equity capital contributions from its members at the time the Units tendered pursuant to the Offer are accepted for payment. Such members will fund their capital contributions through existing cash and other financial assets which in the aggregate are sufficient to provide the funds required in connection with the Offer without any borrowings. Such members have irrevocably agreed and are obligated to make such capital contributions available to MPF on demand.

     The Purchasers have agreed to purchase the Units tendered in this Offer as follows, subject to rounding for convenience: Everest will purchase 46% of the Units purchased; Dixon will purchase 46% of the Units purchased; and MPF will purchase 8% of the Units purchased. The Purchasers shall be jointly and severally liable to Unit Holders whose Units are accepted for payment. Each Purchaser has adequate funds, as described above, to purchase all the Units for which the Offer is made.

                         FUTURE PLANS OF THE PURCHASERS

     The Purchasers are seeking to acquire Units pursuant to the Offer to increase their equity interest in the Partnership, for investment purposes. Following the completion of the Offer, the Purchasers and persons related to or affiliated with the Purchasers may acquire additional Units, although there is no current intention to do so. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable by the Purchasers. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. The Purchasers also may consider selling some or all of the Units it acquires pursuant to the Offer, either directly or by a sale of one or more interests in a Purchaser itself, depending upon liquidity, strategic, tax and other considerations.

     The Operating General Partner has agreed to list the Partnership's properties for sale, and if an acceptable price is offered, intends to seek Partnership approval to sell the properties. No list price has been determined for the properties, there is no assurance that an acceptable price will be offered, and the Purchasers do not know if or when a sale of the properties will occur or what price may be obtained. Under the partnership agreement of the Partnership, a sale of its property would require the consent of at least 51% of the Unit holders. The Purchasers would be in favor of a sale of the properties and, if required to vote, would vote in favor, as long as the Purchasers believed the sale price was satisfactory. The Purchasers do not have any agreement on a price that they believe would be satisfactory, or any agreement on voting. The Purchasers and their affiliates currently hold an aggregate of
391.5 (49%) of the outstanding Units, and may hold 51% or more of the Units after the Offer.

     The terms of the operating partnership agreements provide that, if the Unit Holders vote to sell the properties, the Operating General Partner has the right to purchase all Units of the Partnership from the Unit holders for the amount that would have been distributable to the Unit Holders as a result of such sale. The Operating General Partner has stated to the Purchasers that it intends to waive such right to purchase the Units if an agreement to sell the properties is made and submitted to a vote of the Unit Holders.

     Other than as set forth above, the Purchasers do not currently intend to change current management, indebtedness, capitalization, corporate structure or business operations of the Partnership and do not have current plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership. However, these plans could change at any time in the future. If any transaction is effected by the Partnership and financial benefits accrue to the Unit Holders, the Purchasers and their affiliates that own Units will participate in those benefits to the extent of their ownership of the Units.

                              EFFECTS OF THE OFFER

     Future Benefits of Unit Ownership. Tendering Unit Holders shall receive cash in exchange for their Units purchased by the Purchasers and will forego all future distributions and income and loss allocations from the Partnership with respect to such Units.

     Limitations on Resales. The Partnership Agreement prohibits a transfer of Units if the transfer would result in 50% or more of the Units being transferred in a 12 month period (a "Tax Termination"). This provision may limit sales of Units on the secondary market and in private transactions following completion of the Offer. Accordingly, the Partnership may not recognize any requests for recognition of a transferee Unit Holder upon a transfer of Units if the transfer would result in a Tax Termination, or the Partnership may attempt to impose a limit on the number of Units it will accept for transfer as a result of the

Offer (a "Transfer Limit" - see "Details of the Offer - Terms of the Offer; Expiration Date; Proration"). In either such event, the Purchasers will purchase the maximum number of Units they may purchase without causing a Tax Termination or surpassing a Transfer Limit validly imposed under the Partnership Agreement, as informed by the General Partner.

     It is not possible for Purchasers to determine how many Units may be purchased because only the General Partner will know the number of Units that have been transferred in all other transactions prior to the expiration of the Offer. However, the Purchasers know that 75 Units were transferred to the Purchasers or their affiliates within the last 12 months. If only 75 Units have been transferred within the last 12 months, then up to 324 Units could be transferred pursuant to this Offer before causing a Tax Termination. Given the small number of outstanding Units of the Partnership and the absence of any trading activity reported in the Direct Investment Spectrum, the Purchasers believe it is unlikely that materially more than 75 Units have been transferred within the last 12 months. Also, the General Partner may elect to accept transfers notwithstanding a technical Tax Termination if the General Partner determines that the actual effect of such a Tax Termination is not material to the Partnership. See "Details of the Offer - Terms of the Offer; Expiration Date; Proration."

     Influence Over Future Voting Decisions. Under the Partnership Agreement, Unit Holders holding 51% or more of the Units are entitled to take action with respect to a variety of matters, including removal of the General Partner, selling all or substantially all the Partnership's assets and dissolving the Partnership, and approval of most types of amendments to the Partnership Agreement. If the Purchasers acquire 16.5 Units, the Purchasers and their affiliates would hold 51% of the Units and therefore would control any vote of the Unit Holders if the Purchasers agreed to vote together. The Purchasers have not made any agreement regarding any voting matters, although each Purchaser is likely to vote in favor of a sale of the properties if such Purchaser believes, in its sole discretion, that the proposed price is satisfactory.

     Other Potential Effects. The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unit Holders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unit holders. Registration and reporting requirements could be terminated by the Partnership if the number of record holders falls below 300, or below 500 if the Partnership's total assets are below $10 million for three consecutive preceding fiscal years. The Partnership reported a total of 660 limited partners as of February 29, 2004 and in excess of $10 Million in total assets (consolidated with the operating limited partnerships). It is possible that the purchase of Units pursuant to the Offer could reduce the number of record Unit holders below 300. Any decision to terminate the registration of the Partnership would be made solely by the Partnership's General Partner, without any requirement in the Partnership Agreement to obtain the approval of Unit Holders. The Purchasers presently do not intend to request the General Partner to terminate the registration of the Partnership.

                           FEDERAL INCOME TAX MATTERS

     This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, and judicial authority, all as of the date of the Offer. All of the foregoing is subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder's specific circumstances, nor does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer may be taxable transactions under applicable state, local, foreign and other tax laws.

UNIT HOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THE UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

     In general, a Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder's "amount realized" on the sale and (ii) the Unit Holder's adjusted tax basis in the Units sold. The amount of a Unit Holder's adjusted tax basis in a Unit will vary depending upon the Unit Holder's particular circumstances, and it will include the amount of the Partnership's liabilities allocable to the Unit (as determined under Code Section 752). The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Unit Holder for the Unit pursuant to the Offer (that is, the purchase price), plus the amount of the Partnership's liabilities allocable to the Unit (as determined under Code
Section 752).

     The gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Gain with respect to Units held for more than one year will be taxed, for federal income tax purposes, at a maximum long-term capital gain rate of 15 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates. It should also be noted that the Taxpayer Relief Act of 1997 imposed depreciation recapture of previously deducted straight-line depreciation with respect to real property at a rate of 25 percent (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to a disposition of the Units may be subjected to this 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

     If any portion of the amount realized by a Unit Holder is attributable to such Unit Holder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code Section 751, a corresponding portion of such Unit Holder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit Holder's recognizing ordinary income with respect to the portion of the Unit Holder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

     Capital losses are deductible only to the extent of capital gains, except that taxpayers who are natural persons may deduct up to $3,000 per year of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a "C" corporation's carry-forward period is five years and an individual taxpayer can carry forward such losses indefinitely).

     Under Code Section 469, individuals, S corporations and certain closely-held corporations generally are able to deduct "passive activity losses" in any year only to the extent of the person's passive activity income for that year. Substantially all post-1986 losses of Unit Holders from the Partnership are passive activity losses. Unit Holders may have "suspended" passive activity losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted "phase-in" amounts and which have not been used to offset income from other passive activities).

     If a Unit Holder sells less than all of its interest in the Partnership pursuant to the Offer, a passive loss recognized by that Unit Holder can be currently deducted (subject to the other applicable limitations) to the extent of the Unit Holder's passive income from the Partnership for that year plus any other net passive activity income for that year, and any gain recognized by a Unit Holder upon the sale of Units can be offset by the Unit Holder's current or "suspended" passive activity losses (if any) from the Partnership and other sources. If, on the other hand, a Unit Holder sells 100 percent of its interest in the Partnership pursuant to the Offer, any "suspended" passive activity losses from the Partnership and any passive activity losses recognized upon the sale of the Units will be offset first against any net passive activity income from the Unit Holder's other passive activity investments, and the balance of any net passive activity losses attributable to the Partnership will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unit Holder from its other "ordinary" income (subject to any other applicable limitations). Under certain circumstances, some tendering Unit Holders may not be able to sell 100 percent of their Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchasers. See "Details of the Offer - Terms of the Offer; Expiration Date; Proration."

     A tendering Unit Holder will be allocated the Unit Holder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unit Holder will assign to the Purchasers its rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unit Holder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit Holder on the sale of the Units.

     Unit Holders (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 28 percent backup withholding unless those Unit Holders provide a taxpayer identification number ("TIN") and are certain that the TIN is correct or properly certify that they are awaiting a TIN. A Unit Holder may avoid backup withholding by properly completing and signing the Letter of Transmittal. If a Unit Holder who is subject to backup withholding does not include its TIN, the Purchasers will withhold 28 percent from payments to such Unit Holder.

     Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer (although the Partnership Agreement prevents transfers of Units that would cause such a termination). A tax termination of the Partnership could have an effect on a corporate or other non-individual Unit holder whose tax year is not the calendar year, as such a Unit holder might recognize more than one year's Partnership tax items in one tax return, thus accelerating by a fraction of a year the effects from such items.

                              CERTAIN LEGAL MATTERS

     General. Except as set forth herein, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchasers pursuant to the Offer. The Purchasers' obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed herein.

     State Takeover Statutes. The Partnership was formed under the laws of the State of Delaware, which currently does not have any takeover statute applicable to limited partnerships. However, it is a condition to the Offer that no state or federal statute impose a material limitation on the Purchasers' right to vote the Units purchased pursuant to the Offer. If this condition is not met, Purchasers may terminate or amend the Offer.

     If any person seeks to apply any state takeover statute, the Purchasers will take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings. If there is a claim that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statutes do not apply or are invalid as applied to the Offer, the Purchasers might be required to file certain information with, or receive approvals from, the relevant state authorities. This could prevent the Purchasers from purchasing or paying for Units tendered pursuant to the Offer, or cause delay in continuing or consummating the Offer. In such case, the Purchasers may not be obligated to accept for payment or pay for Units tendered.

     Fees and Expenses. Purchasers will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. Employees of the Purchasers may solicit tenders of Units without any additional compensation. The Purchasers will pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

     Miscellaneous. The Offer is not made to (nor will tenders be accepted on behalf of) Unit Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. However, the Purchasers may take such action as they deem necessary to make the Offer in any jurisdiction and extend the Offer to Unit Holders in such jurisdiction.

     In any jurisdiction where the securities or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchasers by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

     The Purchasers have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth under the caption "Certain Information Concerning The Partnership -- General."

     No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                   EVEREST PROPERTIES II, LLC

                                   DIXON MILL INVESTOR, LLC

                                   MPF PACIFIC GATEWAY, LLC

November 14, 2005

                                   SCHEDULE I

                               EXECUTIVE OFFICERS
                           EVEREST PROPERTIES II, LLC

     Everest's manager is Everest Properties, LLC, a California limited liability company, which has no employees of its own. Both Everest and its manager have the same executive officers and no directors. The business address of each executive officer of Everest Properties II, LLC is 199 S. Los Robles
Avenue, Suite 200, Pasadena, California 91101. Each executive officer is a United States citizen. The name and principal occupation or employment of each executive officer of Everest Properties II, LLC ("EPII"), are set forth below.

                              Present Principal Occupation or Employment
Name                          Position and Five-Year Employment History

W. Robert Kohorst             President of EPII from 1996 - present.  President
                              and Director of Everest  Properties, Inc.  from
                              1994 - present.  President  and Director of KH
                              Financial,  Inc. from 1994 - present.

David I. Lesser               Executive  Vice  President  and Secretary of EPII
                              from 1996 - present.  Executive  Vice President of
                              Everest Properties, Inc. from 1995 - present.

Christopher K. Davis          Vice  President  and the General  Counsel of EPII
                              since 1998.  Senior Staff Counsel and then
                              Director of Corporate Legal of Pinkerton's, Inc.
                              from 1995 - 1998.

Peter J. Wilkinson            Vice  President and the Chief  Financial  Officer
                              of EPII since 1996.  Chief  Financial Officer and
                              Director of Everest Properties, Inc. since 1996.

                                   SCHEDULE II

                         MEMBERS AND EXECUTIVE OFFICERS
                            DIXON MILL INVESTOR, LLC

     The business address of each member and officer of Dixon Mill Investor, LLC is 350 Veterans Boulevard, Rutherford, New Jersey 07070 and their business telephone number is (201) 804-8700. Each member and officer is a United States citizen. The name and principal occupation or employment of each member and officer of Dixon Mill Investor, LLC, are set forth below.

                              Present Principal Occupation or Employment
Name                          Position and Five-Year Employment History

Joseph D. Morris              Chairman of Morris Companies Inc., a real estate
                              development, ownership and management Member company, since 1971.

Robert Morris                 Chief Executive Officer of Morris Companies Inc.,
                              a real estate development, ownership Member and management company, since 1971.

                                  SCHEDULE III

                        DIRECTORS AND EXECUTIVE OFFICERS
                        MACKENZIE PATTERSON FULLER, INC.

     MPF has no employees or officers of its own. MPF's manager is MacKenzie Patterson Fuller, Inc., a California corporation.

MacKenzie Patterson Fuller, Inc.

The name and principal occupation or employment of each director and executive officer of MacKenzie Patterson Fuller, Inc. is set forth below. Each individual is a citizen of the United States of America. The principal business address of MacKenzie Patterson Fuller, Inc., MPF, and each individual is 1640 School Street, Moraga, California 94556, and the business telephone number for each is 925-631-9100.

C.E. Patterson is President and a director of MacKenzie Patterson Fuller, Inc., which acts as manager and general partner of a number of real estate investment vehicles, and has served in those positions since January 1989. In 1981, Mr. Patterson founded Patterson Financial Services, Inc. (now MPF Advisers, Inc.), a registered investment adviser ("MPFA"), with Berniece A. Patterson, as a financial planning firm, and he has served as its President since that date. Mr. Patterson founded Patterson Real Estate Services, a licensed California Real Estate Broker, in 1982. As President of MPFA, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. Mr. Patterson previously served as president of Host Funding, Inc., an owner of lodging properties, from December 1999 through 2003. Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., a closely held real estate investment company. Mr. Patterson, through his affiliates, manages a number of investment and real estate companies.

Berniece A. Patterson is a director of MacKenzie Patterson Fuller, Inc. and has served in that capacity since January 1989. In 1981, Ms. Patterson and C.E. Patterson established MPFA. She has served as Chair of the Board and Secretary of MPFA since that date. Her responsibilities with MPFA include oversight of administrative matters and monitoring of past projects underwritten by MPFA. Since October 1990, Ms. Patterson has served as Chief Executive Officer of Pioneer Health Care Services, Inc. and Santa Rita Care Center, LLC and is responsible for the day-to-day operations of their two nursing homes and over 200 employees.

Glen W. Fuller became senior vice president and a director of MacKenzie Patterson Fuller, Inc. in May 2000. Since 2004 he has been a director and vice president of MPFA. Prior to becoming senior vice president, from August 1998 to April 2000, he was with MacKenzie Patterson Fuller, Inc. as a portfolio manager and research analyst. From December 1999 to 2003, Mr. Fuller served as an officer and director of Host Funding, Inc. Prior to joining MacKenzie Patterson Fuller, Inc., from May 1996 to July 1998, Mr. Fuller ran the over-the-counter trading desk for North Coast Securities Corp. (previously Morgan Fuller Capital Group) with responsibility for both the proprietary and retail trading desks. Mr. Fuller was also the registered options principal and registered municipal bond principal for North Coast Securities, a registered broker dealer. Mr. Fuller was formerly a NASD-registered options principal and registered bond principal, and he held his NASD Series 7, general securities license (now inactive). Mr. Fuller has also spent time working on the floor of the New York Stock Exchange as a trading clerk and on the floor of the Pacific Stock Exchange in San Francisco as an assistant specialist for LIT America.

Chip Patterson is senior vice president, general counsel, and a director of the MacKenzie Patterson Fuller, Inc. Since 2004 he has been a director and vice president of MPFA. Prior to joining MacKenzie Patterson Fuller, Inc. in July 2003, he was a securities and corporate finance attorney with the national law firm of Davis Wright Tremaine LLP from August 2000 to January 2003. From August 1997 to May 2000 he attended the University of Michigan Law School, where he graduated magna cum laude with a Juris Doctor Degree. Prior to law school, Chip Patterson taught physics, chemistry, and math at the high school level for three years, from June 1994 to June 1997. He graduated with high distinction and Phi Beta Kappa from the University of California at Berkeley with a Bachelor of Arts Degree in Political Science. He also has prior experience in sales, retail, and banking.

Christine Simpson is vice president of MacKenzie Patterson Fuller, Inc. and MPFA and is responsible for the day-to-day management of research and securities purchases and sales on behalf of the entities managed by MacKenzie Patterson Fuller, Inc. Ms. Simpson has served in that position since January 1997; from January 1994 until her promotion to vice president, she was a research analyst with MacKenzie Patterson Fuller, Inc. She joined MacKenzie Patterson Fuller, Inc. as an administrative assistant in July 1990.

Robert E. Dixon is senior vice president and a director of MPFA and MacKenzie Patterson Fuller, Inc. and has served as an officer and director of Sutter Holding Company, Inc. since March 2002. Mr. Dixon received his Bachelor's degree in economics from the University of California at Los Angeles in 1992. He worked for Lehman Brothers, Inc. in equity sales and trading during 1993 and 1994. From October 1994 to June, 1996 he worked for MacKenzie Patterson, Inc. as a securities research analyst. Mr. Dixon became a Chartered Financial Analyst in 1996, and received his Master of Business Administration degree from Cornell University in 1998. In July of 1998 he began buying and selling securities for his own account and that of the entities he controls, and he was principally been engaged in that activity until May 2005, when he rejoined MPFA. Mr. Dixon was a registered representative of North Coast Securities from 1994 through 1997.

Andrea K. Meyer is vice president of Trading and Portfolios for MPFA and MacKenzie Patterson Fuller, Inc. As vice president of Trading and Portfolios, Ms. Meyer is responsible for handling the day-to-day operations of the trading department. She graduated from St. Mary's College of California in 1997 with a Bachelor of Science in Business Administration with a concentration in Finance and a Minor in Accounting. Prior to joining MPFA in 1998, she worked for a year for State Street Bank and Trust, one of the leading financial services specialists worldwide, as a portfolio accountant.

                                   APPENDIX A

     The following information has been copied from the last Annual Report on Form 10-K filed by the Partnership, which was for the fiscal year ended February 29, 2004 (the "Form 10-K"), and the last Quarterly Report on Form 10-Q filed by the Partnership, which was for the fiscal quarter ended November 30, 2004 (the "Form 10-Q"). The Partnership has not filed more recent financial reports. Although the Purchasers have no information that any statements contained in this Appendix A are untrue, the Purchasers have not independently investigated the accuracy of statements, and takes no responsibility for the accuracy, inaccuracy, completeness or incompleteness of any of the information contained in the Form 10-K or Form 10-Q or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.


                                     PART I

Item 1. Business

     General Development of Business

     Registrant (also referred to as the "Partnership") is a limited partnership which was formed under the Delaware Revised Uniform Limited Partnership Act on October 15, 1987. The general partner of the Partnership is Wilder Richman Historic Corporation, a Delaware corporation (the "General Partner" or "WRHC").

     Registrant was organized to acquire all of the limited partnership interests in Dixon Mill Associates I (Phase One), Limited Partnership, Dixon Mill Associates II (Phase Two), Limited Partnership, and Dixon Mill Associates III (Phase Three), Limited Partnership, each of which is a New Jersey limited partnership (individually "Dixon Mill I," "Dixon Mill II" and "Dixon Mill III," respectively, and collectively the "Operating Partnerships"). Each Operating Partnership owns one phase ("Phase") of an aggregate 433-unit residential apartment complex (the "Complex") located in Jersey City, New Jersey, that consists of buildings designated as certified historic structures by the U.S. Department of the Interior. The Operating Partnerships have constructed, substantially rehabilitated and are operating the Complex. The rehabilitation of the Complex qualified for a rehabilitation tax credit in 1988, 1989 and 1990. The general partner of the Operating Partnerships is Dixon Venture Corp. (the "Operating General Partner"), which is not an affiliate of the Partnership or WRHC.

     Pursuant to the Partnership's prospectus dated May 13, 1988, (the "Prospectus"), the Partnership offered $19,280,000 of units of limited partnership interest in the Partnership (the "Units") at an offering price of $24,100 per Unit. The Units were registered under the Securities Act of 1933 pursuant to a Registration Statement on Form S-11 (Registration No. 33-19646).

     The closing of the offering of Units (the "Offering") occurred on July 15, 1988. At such closing, 800 Units were sold, representing $19,280,000 in gross proceeds. After payment of $674,800 of organization and offering expenses, $674,800 in an origination fee and $1,349,600 of selling commissions, the net proceeds available for investment were $16,580,800. Of such net proceeds, $16,388,000 was allocated to the investment in the Operating Partnerships, which included investments in guaranteed investment contracts. The remainder of $192,800 was designated as working capital to be used for operating expenses of the Partnership.

                                     PART II

Item 2. Properties

     The Complex consists of approximately 34 historic mill buildings built between 1847 and 1932, all of which are certified historic structures that have been converted and substantially rehabilitated into a 433 unit luxury apartment complex that has received financing exempt from Federal income taxation under Internal Revenue Code Section 103(b)(4)(A). As a consequence of this tax exempt financing, the Operating Partnerships are required to rent at least 15% of the dwelling units ("D.U.'s") in the Complex to individuals or families of low or moderate income as determined under such Code Section, currently based on their income not exceeding 80% of the median income for the area as determined by the United States Department of Housing and Urban Development ("HUD"). These income limits are subject to increases pursuant to HUD guidelines. In the Complex, 68 studio and efficiency D.U.'s and 17 one-bedroom D.U.'s are set aside for rental to low or moderate income persons. There are no rent ceilings on those D.U.'s set aside for low or moderate income persons. Because such tax exempt financing consists of bonds sold in 1985, the 80% of median income limit is not required to be adjusted based on family size as would be required under the Tax Reform Act of 1986.

     The Complex is located on a 4-acre site in Jersey City, New Jersey. In addition, one new five-story building, approximately 20 feet by 50 feet, was built on the site. The Complex is located in the Dixon Crucible Redevelopment Area, an area so designated pursuant to a redevelopment plan adopted in September 1983 by ordinance of the City of Jersey City. The actual development entails three Phases with each Phase owned by a separate New Jersey limited partnership, respectively Dixon Mill I, Dixon Mill II and Dixon Mill III. Phase I consists of seven industrial buildings which have been rehabilitated to provide 134 D.U.'s, 55 underground and 77 surface parking spaces and approximately 1,550 square feet of commercial space. Phase II consists of 11 industrial buildings which have been rehabilitated to provide 191 D.U.'s and 62 underground and 124 surface parking spaces. Phase III consists of four industrial buildings which have been rehabilitated to provide 108 D.U.'s, 35 underground and 73 surface parking spaces and approximately 2,230 square feet of commercial space.

     The Complex features gardens, elevated walkways and brick paved walkways. The Complex also has its own electronic security system and a free shuttle service to the Grove Street PATH station is being provided. In addition, the residents of the Complex have access to a private fitness facility. The Complex's commercial space is designated for retail stores and/or professional offices.

     As of December 31, 2003 and 2002, the occupancy and rental rates were as follows:


                           December 31, 2003        December 31, 2002

Occupancy Rate                       98%                       98%
Monthly Rental Rates:
Studio                      $  609 - $1,095            $  609 - $1,095
One-Bedroom                 $  730 - $1,753            $  730 - $1,752
Two-Bedroom                 $1,213 - $2,195            $1,213 - $2,284
Three-Bedroom               $1,695 - $2,073            $1,870 - $2,073

     The rental rates reflect significant ranges because the apartments vary as to size and floor plans (i.e., square footage, duplex, triplex, penthouse) and due to the low-moderate tenant income restrictions for 15% to 20% of the D.U.'s resulting from the tax-exempt financing described above.



                             SELECTED FINANCIAL DATA

The following  selected  financial data has been copied or derived from the Form
10-K and Form 10-Q and should be read in conjunction with the financial statements and the related notes set forth in such reports:

Partnership

                              Year End                 Nine Months Ended
                        -------------------      ------------------------------
                        February    February     February    November   November
                        29, 2004    28, 2003     28, 2002    30, 2004   30, 2003
                        --------    --------     --------    --------   --------


Total revenues
   (Interest income)        $918     $ 2,115      $ 4,674       $214       $853

Equity in income (loss)
   of investment in
   Operating
   Partnerships         $413,727    $851,780    $ 386,617   $238,436   $322,502

Net income (loss)       $110,448    $695,620    $ 342,738   $179,235   $196,467

Net income (loss) per
   unit of limited
   partnership interest     $137       $ 861        $ 424    $221.80   $ 243.10

At year end:
   Total assets       $1,675,809  $2,571,508   $1,753,515

------------------



                                                   November 30,     February 29,
                                                      2004              2004

Cash and cash equivalents.................          $844,646          $14,982

Investments in operating partnerships and
other assets..............................           963,054        1,660,827
                                                     -------        ---------

                                                  $1,807,700       $1,675,809

Liabilities...............................           312,719          423,089

Partners' equity (deficit)................        $1,494,980       $1,252,720


---------------------------------------------------------------------------


Combined Operating Partnerships

The combined balance sheets of the Operating Partnerships and the combined statements of earnings of the Operating Partnerships copied from the Form 10-K and the Form 10-Q are as follows:


                                    December 31,   September 30,    December 31,
                                       2004*           2004              2003
ASSETS

Land, buildings and equipment,
   less accumulated depreciation.   $36,500,343     $36,285,936      $36,792,167

Cash and cash equivalents........     5,738,066       6,755,538        6,788,271

Deferred costs, deposits and other
assets...........................     4,762,779       4,579,611        3,990,373
                                    -----------     -----------      -----------

                                    $47,001,188     $47,621,085      $47,570,811

LIABILITIES

Mortgages payable................    28,600,000      28,600,000       28,600,000

Other liabilities................     2,840,882       2,573,387        2,729,283
                                    -----------     -----------      -----------

                                     31,440,882      31,173,387       31,329,283

Partners' equity (deficit)           15,560,306      16,447,698       16,241,528
                                     ----------      ----------       ----------

                                    $47,001,188     $47,621,085      $47,570,811
                                    ===========     ===========      ===========


                                    Year ended     9 Months ended   Year ended
                                    December 31,    September 30,   December 31,
                                       2004*            2004           2003

Revenue
----------------------------------- $ 6,812,091     $ 5,096,231      $ 6,876,152
   Rents.........................        54,802               -           46,287
                                     ----------      ----------       ----------
   Interest......................

                                      6,866,893       5,096,231        6,922,439

Expenses
   Administrative................     1,258,493         561,011        1,325,315
   Operating.....................     2,873,378       2,248,938        2,985,769
   Management fees...............       257,334         204,787          275,046
   Financial.....................       395,654         488,152          335,062
   Depreciation and amortization.     1,663,256       1,187,506        1,583,341
                                      ---------       ---------        ---------

                                      6,448,115       4,690,394        6,504,533
                                      ---------       ---------        ---------

Net income.......................    $  418,778       $ 405,837        $ 417,906
                                      =========       =========        =========
         -----------

     * The Partnership has not yet filed its Annual Report on Form 10-K for the fiscal year ended February 28, 2005; however, the Operating General Partner, an affiliate of Dixon, has received a copy of the audited Combined Financial Statements of the Operating Partnerships, in which the December 31, 2004 financial information appears.

     The Letter of Transmittal, and any other required documents should be sent or delivered by each Unit Holder or his broker, dealer, commercial bank, trust company or other nominee to the Purchasers at its address set forth below.

     Questions and requests for assistance may be directed to Everest on behalf of the Purchasers, at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other tender offer materials may be obtained from Everest as set forth below, and will be furnished promptly at the Purchasers' expense.



November 14, 2005                          EVEREST PROPERTIES II, LLC

                                           DIXON MILL INVESTOR, LLC

                                           MPF PACIFIC GATEWAY, LLC




                  For Information or Assistance Please Contact:
                           Everest Properties II, LLC
                              155 North Lake Avenue
                                   Suite 1000
                           Pasadena, California 91101


                        (800) 611-4613 or (626) 585-5920
                            Facsimile: (626) 585-5929